Filed by Danaher Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933 Commission File No.: 1-1175
                          Subject Company:  Cooper Industries, Inc.

                          Date:  August 6, 2001


The following press release was filed by Danaher Corporation on August 6, 2001:

                                                     Contacts:
                                                     Patrick Allender
                                                     Chief Financial Officer
                                                     (202) 828-0850

                                                     George Sard/Anna Cordasco/
                                                     Dan Gagnier
                                                     Citigate Sard Verbinnen
                                                     (212) 687-8080

            DANAHER FILES PRELIMINARY PROXY STATEMENT TO ENABLE IT TO SOLICIT AGAINST COOPER'S PROPOSED BERMUDA REINCORPORATION
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WASHINGTON, August 6, 2001 -- Danaher Corporation (NYSE: DHR) today announced that it has filed a preliminary proxy statement with the Securities and Exchange Commission to enable it to solicit shareholders of Cooper Industries, Inc. (NYSE: CBE) to vote against Cooper's proposed Bermuda reincorporation at a special Cooper shareholder meeting on August 30, 2001.

Danaher said its premium proposal to acquire Cooper is conditioned on Cooper shareholders rejecting the Bermuda reincorporation. Danaher said it believes Bermuda reincorporation "would have the effect of further entrenching the Cooper Board of Directors and increasing the risk that Cooper shareholders will be denied a change of control premium for their shares."

Danaher has made a proposal to Cooper for a merger through a stock-and-cash transaction valued at $54 to $58 per Cooper share, or a total value of approximately $6.5 billion to $7 billion including assumed debt, based on recent Danaher share prices. Each Cooper share would be converted into $14.50 in cash and 0.7650 Danaher shares at the high end of the proposed range, or $13.50 in cash and 0.7123 Danaher shares at the low end of the proposed range.

Danaher Corporation is a leading manufacturer of Process/Environmental Controls and Tools and Components. (http://www.danaher.com)

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                           FORWARD LOOKING STATEMENTS

The above press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. In some cases, you can identify these so-called "forward-looking statements" by words such as "would," "will," "expects," "plans," "believes" or words of similar tenor. These forward-looking statements are based on management's good faith expectations and beliefs concerning future developments, but you are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of Danaher. Factors that could cause actual results to differ materially include the following: (1) the businesses of Danaher and Cooper may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected combination benefits from the transaction may not be fully realized or may not be realized within the expected time frame; (3) Cooper may not be able to meet Danaher's expectations and revenues following the transaction may be lower than expected; (4) operating costs and business disruption, including difficulties in maintaining relationships with employees, customers or suppliers, may be greater than expected following the transaction; (5) the regulatory approvals required for the transaction may not be obtained on the proposed terms or on the anticipated schedule; and (6) other risks described from time to time in Danaher's periodic reports filed with the Securities and Exchange Commission. Danaher disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the foregoing.


                             ADDITIONAL INFORMATION

On August 3, 2001, Danaher filed a preliminary proxy statement (the "Preliminary Proxy Statement") with the SEC for solicitation of proxies from the shareholders of Cooper in connection with Cooper's special meeting which is scheduled to take place on August 30, 2001. In addition, Danaher may file a proxy statement/prospectus and other documents concerning a transaction at a date or dates subsequent hereto. Investors and security holders are urged to read the Preliminary Proxy Statement and any other documents filed by Danaher with the SEC, if and when they become available. The Preliminary Proxy Statement contains, and any additional documents filed with the SEC by Danaher, would contain, important information. Investors and security holders can obtain a free copy of such documents, if and when they become available, at the SEC's internet site (http://www.sec.gov) or directly from Danaher by making a request to: Danaher corporation, 2099 Pennsylvania Avenue, NW, 12th floor, Washington, D.C. 20006-1813, Attention: Corporate Secretary. Danaher, its executive officers and directors and certain other Danaher advisors may be deemed to be "participants" in Danaher's solicitation of proxies from Cooper's shareholders. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in Danaher's Preliminary Proxy Statement.